**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**September 9, 2008**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Eksportfinans ASA**

**File No. 001-08427 - CF# 22294**

_____

       Eksportfinans ASA submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 27, 2008.

       Based on representations by Eksportfinans ASA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 4.2 | through March 13, 2018 |
| Exhibit 4.3 | through June 24, 2009 |

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Christian Windsor
Special Counsel